EMAIL: SFELDMAN@olshanlaw.com

DIRECT DIAL: 212.451.2234

January 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Jimmy McNamara, Esq.
Division of Corporation Finance
Office of Life Sciences

Re:	OS Therapies Incorporated
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-271034

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 5 to the Registration Statement on Form S-1 (this “Amendment”) for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed in this Amendment as filed therewith.

We wish to inform the staff of the SEC of the following principal changes reflected in this Amendment from the previous amendment filed on December 22, 2023:

● the inclusion of EF Hutton LLC as an underwriter on the front and back cover pages, as well as the allocation table under the “Underwriting” section, of the prospectus; and

● updated disclosure relating to the Company’s “Group F” private placement “bridge” financing transaction to include investments that occurred in early January 2024, and the inclusion of the three investors, none of which are officers, directors or affiliates of the Company, in such transaction as selling stockholders in the alternate prospectus.

This Amendment does not reflect any changes in the securities to be offered or the terms of the offering. There were no outstanding comments from the staff following the Company’s last amendment.

As we have previously advised the staff, the Company and the underwriters have a strong interest in completing this offering during the week of February 5, 2024, and respectfully request the staff to review this Amendment in order to accommodate this timing. The Company believes the NYSE American is in a position to approve the Company’s application to list its common stock for trading on the NYSE American pending the filing of this Amendment.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of this Amendment or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Dakota J. Forsyth of our office (tel.: (212) 451-2247), or Paul A. Romness, the Company’s Chief Executive Officer (tel.: (703) 541-9811).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures
cc:	Mr. Paul A. Romness